Note 1 - Organization and Nature of Business:

Benchmark Securities, LLC (the "Company") was formed in the state of Florida in November 2011. The Company operates as a Financial Industry Regulatory Authority ("FINRA") member municipal bond underwriter and market-maker for its own trading account in tax-exempt and taxable municipal securities, taxable corporate and government securities, and mortgage-backed securities. The Company specializes in municipal financings and secondary municipal bond and corporate bond trading. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 2 - Significant Accounting Policies:

Cash and cash equivalents:

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Amounts invested may exceed federally insured limits at any given time.

Security transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at fair market value.

Securities sold short consist of debt securities that the Company has sold and not yet purchased. In order to facilitate a short sale, the Company borrows the securities from another party and delivers the securities to the buyer. The Company will be required to cover its short sale in the future through the purchase of security in the market at the prevailing market price and deliver it to the counterparty from which it borrowed. The Company is exposed to a loss to the extent that the security price increases during the time from when the Company borrowed the security to when the Company purchases it in the market to cover the short sale.

Revenue recognition:

The revenues of the Company are derived primarily from trading profits and underwriting fees earned on securities transactions, which are recorded on a trade-date basis.

Property and equipment:

Property and equipment consists of computers, computer monitors and printers, and office furniture and equipment and are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful life of the asset. All repairs and maintenance costs are expensed as incurred.

Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Note 2 - Significant Accounting Policies (continued):

Income taxes:

The Company is a limited liability company and has elected to be taxed under the partnership provision of the Internal Revenue Code. Under this provision, the members are taxed on the Company's taxable income. The Company bears no liability or expense for income taxes, and none is reflected in these financial statements. Similar provisions apply for state income taxes.

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". FASB ASC 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's financial statements. All tax returns filed by the Company since 2012 are subject to U.S. federal or state income tax examinations by tax authorities.

Fair value measurement:

FASB ASC Topic 820, "Fair Value Measurement," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Note 2 - Significant Accounting Policies (continued):

Fair value measurement (continued):

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, but not limited to, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in Level 3.

Level 2 prices are obtained from independent, third-party valuation/pricing services.

Additionally, the Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and debt. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Note 3 – Securities Owned and Securities Sold Short:

The following table presents the Company's assets and liabilities and related valuation inputs within the fair value hierarchy as of December 31, 2015:

Marketable securities owned	Level 1	Level 2	Level 3	Total
Government and asset-backed agency securities	$ -	$ 2,699,943	$ -	$ 2,699,943
Corporate and asset-backed non-agency securities	-	5,912,171	-	5,912,171
Municipal securities	-	21,850,684	-	21,850,684
	$ -	$ 30,462,798	$ -	$ 30,462,798

Securities sold, not yet purchased	Level 1	Level 2	Level 3	Total
Government and asset-backed agency securities	$ -	$ 690,592	$ -	$ 690,592
Corporate and asset-backed non-agency securities	-	7,787,179	-	7,787,179
	$ -	$ 8,477,771	$ -	$ 8,477,771

Note 4 - Property and Equipment:

The principal categories and estimated useful lives of property and equipment are as follows:

		Estimated Useful Lives
Computer equipment	$ 70,706	5 years
Office furniture	12,624	7 years
Office equipment	2,512	7 years
	85,842	
Less: accumulated depreciation	(43,999)	
	$ 41,843	

Depreciation expense is $15,834 for the year ended December 31, 2015.

Note 5 - Related Parties:

All subordinated debt is owed to an entity wholly-owned and controlled by a member of the Company. The amount of this borrowing at December 31, 2015 is $300,000. Interest paid to this entity for the year ended December 31, 2015 was $220,912. Please see Note 6 to the financial statements for more details on interest expense.

Additionally, the Company received software and consulting services from an entity partially owned by a member of the Company. During the year ended December 31, 2015, the Company paid $33,000 for these services. As of December 31, 2015, there were no amounts payable from the Company to this entity.

Note 6 - Subordinated Borrowings:

The borrowings under subordination agreements at December 31, 2015 are as follows:

Subordinated notes, with the greater of six percent of principal or 2.50% of monthly revenue as interest, balance due in 2019	$ 300,000
Total subordinated notes	$ 300,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7 - Members' Equity:

As of December 31, 2015, the Company has three authorized and issued types of equity capital units, sub-divided into preferred distribution equity units and two types of common equity units.

With respect to the preferred distribution equity capital units, the Company has one class of non-voting units (2,000,000 units outstanding (5,000,000 units authorized), issued at $1.00 per unit). The preferred distribution units receive a percentage of the Company's monthly revenue as a preferred distribution and do not participate in the net income of the Company. The preferred distribution units have preference over the common equity capital units with respect to distribution rights and rights upon liquidation, winding up, or dissolution of the Company. The preferred distribution equity units are callable at $1.00 per unit at various times through 2019, with written notification no less than 30 days but no more than 60 days to the stated redemption date.

With respect to the common equity capital units, the Company has two classes of units: voting (450,000 units outstanding (600,000 units authorized), issued at $1.00 per unit) and non-voting (3,116,000 units outstanding (4,400,000 units authorized), issued at $1.00 per unit). The common units participate in the net income of the Company. Common unit distributions of net income may not be made unless all preferred distributions are satisfied.

For the year ended December 31, 2015, the Company accepted contributions from three members totaling 75,000 non-voting, common equity capital units at $1.00 per unit. Additionally during the period, one member departed the Company and redeemed 30,000 of voting, common equity capital units at $1.00 per unit, which were purchased and retired by the Company.

Note 8 - Commitments and Contingencies:

Commitments:

The Company leases office space and computer equipment under operating leases that expire at various times through 2020. Future minimum lease payments for operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2015 are as follows:

Twelve months ended:	
December 31, 2016	$ 692,762
December 31, 2017	196,219
December 31, 2018	86,913
December 31, 2019	89,525
December 31, 2020	84,310
Thereafter	-
	$ 1,149,729

Expenses under operating leases are $66,427 for occupancy and $629,963 for computer equipment for the year ended December 31, 2015.

Note 9 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $100,000. At December 31, 2015, the Company had net capital of $3,742,861, which was $3,642,861 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .182 to 1.

Note 10 - Subsequent Events:

The Company has evaluated all events and transactions through February 25, 2016, the date these financial statements were issued. During this period, there were no material recognizable or non-recognizable subsequent events.